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                                  EXHIBIT 11.1

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.
                 Statement re Computation of Per Share Earnings

   The following table sets forth the computation of basic earnings per share:

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                             July 31, 1998        July 31, 1999    July 31, 2000     July 31, 2001

Numerator:
  Net income                          101,543            140,734          556,599          508,684

Denominator:
  Basic common shares
  Outstanding                           1,048              1,188            1,381            1,534

Basic earnings per share                96.89             118.46           403.04           331.61
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